UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

MagnaChip Semiconductor Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

55933J203
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55933J203

1	NAME OF REPORTING PERSON Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,153,300*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,153,300*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,153,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.00%*
14	TYPE OF REPORTING PERSON PN

____________________
* Includes 48,176 Shares issuable upon the conversion of the Convertible Notes (as defined below).

CUSIP NO. 55933J203

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,153,300*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,153,300*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,153,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.00%*
14	TYPE OF REPORTING PERSON PN

____________________
* Includes 48,176 Shares issuable upon the conversion of the Convertible Notes (as defined below).

CUSIP NO. 55933J203

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,153,300*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,153,300*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,153,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.00%*
14	TYPE OF REPORTING PERSON CO

____________________
* Includes 48,176 Shares issuable upon the conversion of the Convertible Notes (as defined below).

CUSIP NO. 55933J203

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,501,150*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,501,150*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,501,150*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 48,176 Shares issuable upon the conversion of the Convertible Notes (as defined below).

CUSIP NO. 55933J203

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,501,150*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,501,150*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,501,150*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 48,176 Shares issuable upon the conversion of the Convertible Notes (as defined below).

CUSIP NO. 55933J203

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,501,150*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,501,150*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,501,150*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 48,176 Shares issuable upon the conversion of the Convertible Notes (as defined below).

CUSIP NO. 55933J203

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Effective July 1, 2016, certain of the Reporting Persons underwent a name change. Accordingly, Item 2(a) is hereby amended and restated as follows:

(a)           This statement is filed by:

(i)
Engaged Capital Flagship Master Fund, LP (“Engaged Capital Flagship Master”), a Cayman Islands exempted limited partnership formerly known as Engaged Capital Master Feeder II, LP, with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Flagship Fund, LP (“Engaged Capital Fund”), a Delaware limited partnership formerly known as Engaged Capital II, LP, as a feeder fund of Engaged Capital Flagship Master;

(iii)
Engaged Capital Flagship Fund, Ltd. (“Engaged Capital Offshore”), a Cayman Islands exempted company formerly known as Engaged Capital II Offshore Ltd., as a feeder fund of Engaged Capital Flagship Master;

(iv)
Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment adviser of Engaged Capital Flagship Master and the investment adviser of a certain managed account (the “Engaged Capital Account”);

(v)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and

(vi)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities owned by Engaged Capital Flagship Master and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as has been otherwise noted. The aggregate purchase price of the 3,105,124 Shares directly beneficially owned by Engaged Capital Flagship Master is approximately $19,717,742, including brokerage commissions. The aggregate purchase price of the 347,850 Shares held in the Engaged Capital Account is approximately $1,916,967, including brokerage commissions.

On January 11, 2017, Engaged Capital Flagship Master purchased $4,496,288 principal amount of the Issuer’s 5.00% Exchangeable Senior Notes due 2021 (the “Convertible Notes”) that are convertible to 544,674 Shares (subject to a blocker provision described in Item 5). On January 11, 2017, the Engaged Capital Account purchased $503,712 principal amount of the Convertible Notes that are convertible to 61,019 Shares (subject to a blocker provision described in Item 5). The Convertible Notes have an exercise price of approximately $8.2550 per Share, subject to adjustment in certain circumstances, and will expire on March 1, 2021.

CUSIP NO. 55933J203

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

 (a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 34,998,379 Shares outstanding as of October 31, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2016.

As of the close of business on January 12, 2017, Engaged Capital Flagship Master beneficially owned 3,153,300 Shares, including 48,176 Shares issuable upon the conversion of the Convertible Notes, constituting approximately 9.00% of the Shares outstanding.  Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 3,153,300 Shares beneficially owned directly by Engaged Capital Flagship Master, constituting approximately 9.00% of the Shares outstanding.

As of the close of business on January 12, 2017, 347,850 Shares were held in the Engaged Capital Account, constituting less than 1.00% of the Shares outstanding.

Engaged Capital Flagship Master and the Engaged Capital Account own Convertible Notes convertible into 544,674 Shares and 61,019 Shares, respectively. The Convertible Notes are subject to a blocker provision that precludes the holders from converting the Convertible Notes to the extent that the holder and its affiliates would beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in excess of 9.99% of the Shares outstanding immediately after giving effect to such conversion.  Accordingly, excluded from the Reporting Persons’ beneficial ownership reported in this statement is 557,517 Shares underlying the Convertible Notes.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 3,501,150 Shares directly beneficially owned in the aggregate by Engaged Capital Flagship Master and held in the Engaged Capital Account, constituting approximately 9.99% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 3,501,150 Shares directly beneficially owned in the aggregate by Engaged Capital Flagship Master and held in the Engaged Capital Account, constituting approximately 9.99% of the Shares outstanding.  Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 3,501,150 Shares directly beneficially owned in the aggregate by Engaged Capital Flagship Master and held in the Engaged Capital Account, constituting approximately 9.99% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of the Exchange Act, may be deemed to beneficially own the securities of the Issuer beneficially owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP NO. 55933J203

(b)           By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Flagship Master.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

(c)           Except as set forth in this paragraph, there were no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. On January 11, 2017, Engaged Capital Flagship Master and the Engaged Capital Account sold to the Issuer 347,850 Shares and 52,150 Shares, respectively, at a price of $6.3500 per Share. Also on January 11, 2017, Engaged Capital Flagship Master and the Engaged Capital Account purchased, from an affiliate of the Issuer, at the stated price $4,496,288 principal amount and $503,712 principal amount, respectively, of the Convertible Notes, which are convertible to 544,674 Shares and 61,019 Shares, respectively (subject to a blocker provision described in Item 5). The Convertible Notes have an exercise price of approximately $8.2550 per Share, subject to adjustment in certain circumstances, and will expire on March 1, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 11, 2017, Engaged Capital Flagship Master and the Engaged Capital Account purchased $4,496,288 principal amount and $503,712 principal amount, respectively, of the Convertible Notes, which are convertible to 544,674 Shares and 61,019 Shares, respectively (subject to a blocker provision described in Item 5). The Convertible Notes have an exercise price of approximately $8.2550 per Share, subject to adjustment in certain circumstances, and will expire on March 1, 2021.

CUSIP NO. 55933J203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2017

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling